Exhibit 12.1

HCP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended December 31,
	YTD JUN-07	2006	2005	2004	2003	2002
	(In thousands, except ratios)
RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization:	$151,337	$212,188	$106,545	$85,721	$87,645	$76,163
Rental Expense	2,875	4,212	2,614	1,306	625	510
Capitalized Interest	173	895	637	1,650	1,210	1,323

Fixed Charges	$154,385	$217,295	$109,796	$88,677	$89,480	$77,996

Earnings:
Pretax Income from Continuing Operations before Minority Interest and Income from Equity Investees	90,658	88,516	106,098	105,182	95,801	80,748
Add Back Fixed Charges	154,385	217,295	109,796	88,677	89,490	77,996
Add Distributed Income from Equity Investees	2,067	8,331	—	2,157	1,195	920
Add Losses from Equity Investees for which charges arising from guarantees are included in fixed charges	(532)	(69)	(2,159)	(79)	(439)	(348)
Less Capitalized Interest	(173)	(895)	(637)	(1,650)	(1,210)	(1,323)
Less Minority Interest from Subsidiaries without Fixed Charges	(3,641)	(9,474)	(4,489)	(5,369)	(4,568)	(3,072)

Total	$242,764	$303,704	$208,609	$188,918	$180,259	$154,921

Ratio of Earnings to Fixed Charges	1.57	1.40	1.90	2.13	2.01	1.99

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed Charges:
Interest Expense and Debt Amortization:	$151,337	$212,188	$106,545	$85,721	$87,645	$76,163
Preferred Stock Dividend	10,566	21,130	21,130	21,130	36,736	24,900
Rental Expense	2,875	4,212	2,614	1,306	625	510
Capitalized Interest	173	895	637	1,650	1,210	1,323

Fixed Charges	$164,951	$238,425	$130,926	$109,807	$126,216	$102,896

Earnings (see above)	$242,764	$303,704	$208,609	$188,918	$180,259	$154,921

Ratio of Earnings to Fixed Charges	1.47	1.27	1.59	1.72	1.43	1.51